UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1. English translation of a letter dated September 4, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, September 4, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Information on Title XII, Chapter I, section 3 of the Comisión Nacional de Valores’ Rules (New Text 2013)

I am writing to you as Chairman of Telecom Argentina S.A (“Telecom Argentina”), in order to inform you that, having obtained the prior authorization of the Comisión Nacional de Telecomunicaciones de Paraguay (“CONATEL”), on the date hereof our Paraguayan controlled company Núcleo S.A. (“Núcleo”) has acquired 211,848 series B shares representing 30% of the capital stock and votes of Tuves Paraguay S.A. (“Tuves Paraguay”) a company incorporated in the Republic of Paraguay.

The purchase from the seller - the Chilean company Tu Ves S.A. - of all of 211,848 series B shares of Tuves Paraguay was made for an amount of US Dollars One Million (US$ 1,000,000).

In addition, the shareholders of Núcleo, Telecom Argentina and the Paraguayan company ABC Telecomunicaciones S.A., acquired from Núcleo 2 series B shares and 1 series B shares of Tuves Paraguay, respectively, representative as a whole of 0.00042% of the capital stock and of the votes of Tuves Paraguay, for a price per share proportional to the price paid today by Núcleo to the Chilean company Tu Ves S.A. for a 30% participation, that is, US$ 4.72 per share.

After these acquisitions, Tuves Paraguay has the following shareholding structure: Núcleo 99.99958% (706,157 shares); Telecom Argentina 0.00028% (2 shares); and ABC Telecomunicaciones S.A. 0.00014% (1 share).

The corporate purpose of Tuves Paraguay comprises the provision of telecommunications services and provides Audio Signals Distribution services and Direct-to-Home Television in the Republic of Paraguay, in accordance with the license granted by CONATEL.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 4, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations